UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Signature Group Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

30226D106
(CUSIP Number)

JAMES R. CUMMINS
WAITE, SCHNEIDER, BAYLESS & CHESLEY CO. L.P.A.
1513 Fourth & Vine Tower
1 West Fourth Street
Cincinnati, OH 45202
(513) 621-0267
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON JAMES ALBERT MCINTYRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,404,749
	8	SHARED VOTING POWER 1,798,645
	9	SOLE DISPOSITIVE POWER 9,404,749
	10	SHARED DISPOSITIVE POWER 1,798,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,203,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

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CUSIP NO. 30226D106

This Amendment No. 8 supplements the Amendment No. 7 to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on December 7, 2011, relating to shares of the Common Stock, $0.01 par value per share (the “Shares”), of Signature Group Holdings, Inc. (the “Issuer”).  This Amendment No. 8 is filed to amend Items 4, 6 and 7 to report that Mr. McIntyre has nominated a slate of five candidates for election to the Issuer’s Board of Directors at the annual shareholders meeting currently scheduled for July 24, 2012.  Except as expressly set forth herein, there have been no other changes in the information set forth in Amendment No. 7.

CUSIP NO. 30226D106

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 10, 2012, Mr. McIntyre sent a notice to the Issuer nominating five candidates for election to the Board of Directors of the Issuer at the annual meeting of shareholders currently scheduled for Tuesday, July 24, 2012.  Mr. McIntyre intends to vote his shares to elect as many of those five nominees as possible at the shareholders meeting and may engage in a proxy solicitation with respect to those candidates separate from the proxy solicitation by the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The five candidates nominated by Mr. McIntyre consented to being nominated by Mr. McIntyre and to serve as directors if elected.  Mr. McIntyre signed indemnification letters with each candidate agreeing to indemnify and hold each of them harmless from any and all losses incurred as a result of the candidate’s agreement to be nominated by Mr. McIntyre to serve as a director and any related transactions.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	May 10, 2012 Notice by Mr. McIntyre to the Issuer Nominating Five Director Candidates.
99.2	Form of Indemnification Letter Agreement with Nominees

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2012

/s/ James Albert McIntyre
JAMES ALBERT MCINTYRE

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